J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

82-913

RECEIVED
2004 JUN 22 A 9:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04030872

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 19 May 2004

Dear Sir

SUPPL

MANAGEMENT CHANGES

Please find enclosed copies of the above announcements made to the London Stock Exchange on 19 May 2004.

Yours sincerely

PROCESSED
JUN 22 2004
THOMSON
FINANCIAL

Hazel Jarvis
Assistant Company Secretary

Enc

6/22

19 May 2004

Management Changes

Alongside today's Preliminary Results statement Sainsbury's announces:

- Moves to streamline organisation with single operating board
- Changes to its executive team
- Remuneration
- Update on Deputy Chairman search

Today Justin King, the new Chief Executive of Sainsbury's who started on 29th March said: "During the past seven weeks I have spent more than half my time out of the office listening to customers, colleagues and suppliers as I have travelled throughout the UK, visiting stores and depots. I am grateful to Stuart Mitchell for continuing to run Sainsbury's Supermarkets from an operational point of view to allow me to get to know the company very quickly.

"I am now ready to take control of running the business on a day-to-day basis. I need to be more directly involved in all aspects of trading so have agreed with Stuart that from today he will step down as Managing Director of Sainsbury's Supermarkets and all the senior team will report directly to me. Stuart will be available until the end of June to help in the transition but will then leave the company. He has made a huge contribution to the company in his twenty-two years with Sainsbury's. Sara Weller also gave up her executive duties last week and she and Stuart are stepping down from the boards of J Sainsbury plc and Sainsbury's Supermarkets today.

Streamlined operating board
"Clearly with the sale of Shaw's there is now an opportunity to simplify the group structure. In the new structure there will be a new operating board, which combines the Board of Sainsbury's Supermarkets with the Group Executive Committee.

Changes to executive team
"Roger Matthews, Finance Director, will now take on more direct control of financial management across Sainsbury's Supermarkets. In addition to the existing members of the supermarket board Tim Pile, Chief Executive of Sainsbury's Bank, will join the operating board to reflect the importance of integrating the bank with our retail operations. Our convenience stores present many unique challenges and we have recognised this with the creation of a separate operating structure to support them. I am therefore delighted to announce the appointment of Jim McCarthy to the position of Managing Director of Convenience. Jim was a member of the management team who built T&S stores, ultimately selling to Tesco. He brings huge, relevant experience to the operating board and will join in early June. We are also creating a new post of Change Director to focus on getting the best out of our investments. Hamish Elvidge, currently Finance Director of Sainsbury's Supermarkets, will take on this role."

Remuneration
Full details will be published in the annual report on 10th June. The key elements are:

i) Because the profit outcome for 2003/4 was just below last year, no individual bonuses under the bonus plan were triggered for directors. However a special discretionary bonus has been awarded to Roger Matthews, Finance Director.

ii) Stuart Mitchell is on a twelve-month contract, which, if terminated without notice, entitles him to a terminal payment of 1.75 times salary to cover all bonuses, share options and pension obligations as well as salary and benefits. In view of his age and experience the board believes that Stuart will be able to mitigate his loss and has agreed with him that the payments will be made on a phased basis until he finds appropriate alternative employment.

iii) Peter Davis in his revised agreement of 14th March 2003 had an opportunity to earn one million shares of restricted stock in respect of 2003/4 against a range of targets set out in the annual report last year. The Remuneration Committee, with advice from its consultants, has determined that 864,000 shares have been earned and these have been awarded, although they are restricted until July 2005. At the time of the agreement in March 2003 Peter Davis entered into a fixed term contract to July 2005, which called for his availability full time if so required by the Nomination Committee and required him not to take on other commitments. It was agreed at that time that his then salary of £850,000 would continue at that rate until July 2005 but that on becoming Chairman in March 2004 he would no longer be entitled to his annual bonus opportunity of 100%.

iv) The Board has now reviewed the division of roles between the Chief Executive and Chairman and the timing of the transitional arrangements. From the AGM in July, Peter will progressively cut back his workload moving in time to a more flexible basis, but will be fully available throughout his final 12 months whenever necessary. Peter has offered to reduce his salary in line with this change in responsibilities. The Remuneration Committee, following advice, has agreed a salary of £500,000.

Justin King says, "From the announcement of my appointment in November until I started working for Sainsbury's at the end of March, I was unable to be involved in the business directly. However Peter and I were in regular dialogue and he kept me in touch throughout on developments such as the sale of Shaw's. Peter and I have agreed a clear delineation of roles and timescale, which has been endorsed by the Board. I really value his guidance and support based on the knowledge he has gained within Sainsbury's and his extensive external experience."

Deputy Chairman Search - update

The Board has examined carefully the process surrounding the appointment of the Deputy Chairman in February. It has reflected hard on the lessons learnt and has restarted the process. The Nomination Committee is now chaired by Lord Levene, the senior independent director and consists of all of the non-executive directors and the Chairman. It has reviewed the brief and after a thorough selection process has appointed Egon Zehnder International. They are now working with the Nomination Committee to find a new Deputy Chairman.

Notes:

Awards of restricted stock for Peter Davis in respect of 2003/4 against the range of targets set out in last year's annual report:

Remuneration committee awarded total of 864,000 shares of restricted stock made up of: 679,000 (out of 700,000) against Company profits for 2003/4; 110,000 (out of 150,000) against business transformation targets and timescales and 75,000 (out of 150,000) for the appointments of a new Chief Executive and Deputy Chairman.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood